UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           UNITED ROAD SERVICES, INC.
                           --------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    911384105
                                    ---------
                                 (CUSIP Number)


                              Carl L. Reisner, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  July 20, 2000
                                  -------------
                     (Date of Event which Requires Filing of
                                 this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       This document consists of 17 pages

CUSIP No. 911384105
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Blue Truck Acquisition, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                 (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                        - 0 -
               NUMBER OF           ---------------------------------------------
                SHARES             8    SHARED VOTING POWER
          BENEFICIALLY OWNED
           BY EACH REPORTING            6,130,732.7
                PERSON             ---------------------------------------------
                 WITH              9    SOLE DISPOSITIVE POWER

                                        - 0 -
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        6,130,732.7
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,130,732.7
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                 [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         74.55%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------

CUSIP No. 911384105
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KPS Special Situations Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                 (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                        - 0 -
               NUMBER OF           ---------------------------------------------
                SHARES             8    SHARED VOTING POWER
          BENEFICIALLY OWNED
           BY EACH REPORTING            6,130,732.7
                PERSON             ---------------------------------------------
                 WITH              9    SOLE DISPOSITIVE POWER

                                        - 0 -
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        6,130,732.7
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,130,732.7
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                 [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         74.55%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

INTRODUCTION

         On July 20, 2000, Blue Truck Acquisition, LLC, a Delaware limited liability company ("Blue Truck"), purchased 613,073.27 shares of Series A Participating Convertible Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock"), of United Road Services, Inc., a Delaware corporation (the "Issuer") (the "Blue Truck Investment"). Blue Truck paid $25,000,000 in the aggregate for, or $40.778 per share of, the Series A Preferred Stock purchased by it.

         The purchase of the Series A Preferred Stock by Blue Truck was made pursuant to a Stock Purchase Agreement, dated as of April 14, 2000 and amended as of May 26, 2000 (as so amended, the "Purchase Agreement"), between the Issuer and Blue Truck, which was described in the Issuer's definitive proxy statement mailed by the Issuer to its stockholders on or about June 14, 2000 (the "Proxy Statement"). At a special meeting of the Issuer's stockholders held on July 20, 2000 (the "Special Meeting"), the Company's stockholders approved the Blue Truck Investment together with the purchase by CFE, Inc. ("CFE"), a Delaware corporation and an affiliate of General Electric Capital Corporation, of 49,045.86 shares of Series A Preferred Stock (the "CFE Investment"). The purchase of the Series A Preferred Stock by CFE which was described in the Proxy Statement and approved by the Issuer's stockholders at the Special Meeting was made pursuant to a Stock Purchase Agreement, dated as of July 20, 2000, between the Issuer and CFE. CFE paid $2,000,000 in the aggregate for, or $40.778 per share of, the Series A Preferred Stock purchased by it.

         In connection with the acquisitions by Blue Truck and CFE of the Series A Preferred Stock and as a result of certain agreements between Blue Truck and CFE regarding registration and tag-along rights (as more fully described below), Blue Truck and CFE may be deemed pursuant to Rule 13d-5 promulgated under the Exchange Act to have acted or be acting together as a group for the purpose of acquiring, holding or disposing of equity securities of the Issuer. Blue Truck expressly disclaims that it was or is acting together as a group with CFE and disclaims beneficial ownership of equity securities owned by CFE.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock"), of the Issuer. The principal executive offices of the Issuer are located at 17 Computer Drive West, Albany, New York 12205.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Statement is being filed jointly by Blue Truck Acquisition, LLC, a Delaware corporation, and KPS Special Situations Fund, L.P., a Delaware limited partnership ( "KPS"), which is the holder of a controlling interest in Blue Truck. Blue Truck and KPS are sometimes referred to herein as the "Reporting Persons." The general partner of KPS is KPS Investors, LLC, a Delaware limited liability company (the "General Partner").

         The filing of this Statement shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement except for the securities stated herein to be beneficially owned by such Reporting Person.

         (b) The address of the principal office of Blue Truck is:

                 c/o KPS Special Situations Fund, L.P.
                 200 Park Avenue, 58th Floor
                 New York, New York 10166

                 The address of the principal office of KPS is:

                 200 Park Avenue, 58th Floor
                 New York, New York 10166

         (c) Blue Truck was formed by KPS to invest in the Issuer and has no other principal business. KPS is a private equity investment fund.

                  Attached as Schedule A to this Statement is information concerning the executive officers, directors and control persons of Blue Truck and the General Partner, which information is required to be disclosed in response to Item 2 and Instruction C to Schedule 13D.

         (d) To the knowledge of Blue Truck and KPS, neither Blue Truck, KPS nor any of the persons referred to in Schedule A to this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) To the knowledge of Blue Truck and KPS, neither Blue Truck, KPS nor any of the persons referred to in Schedule A to this Statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The funds for the purchase by Blue Truck of 613,073.27 shares of the Issuer's Series A Preferred Stock in an aggregate amount equal to $25,000,000 were obtained by Blue Truck from a capital contribution provided by KPS, its controlling member, and KPS Supplemental Fund, L.P. ("KPS Supplemental"), its other member. KPS and KPS Supplemental obtained such funds from contributions by their respective limited partners.

ITEM 4.  PURPOSE OF TRANSACTION.

         Blue Truck acquired the Series A Preferred Stock for investment purposes. In connection with its investment, Blue Truck acquired control of the Issuer.

         Although the Reporting Persons believe that the shares which they beneficially own are an attractive investment at this time, they continue to monitor and evaluate their investment in the Issuer in light of pertinent factors, including the following: (i) the Issuer's business, operations, assets, financial condition and prospects; (ii) market, general economic and other conditions; and (iii) other investment opportunities available to the Reporting Persons. In light of the foregoing factors, and the plans and requirements of the Reporting Persons from time to time, the Reporting Persons may determine to
(i) acquire additional securities of the Issuer, (ii) dispose of some or all of the securities of the Issuer which they beneficially own, (iii) increase or decrease their participation in the determination of the Issuer's management and policies or (iv) propose a merger, consolidation, joint venture or other business combination involving the Issuer or its subsidiaries or divisions, a sale or purchase of assets or securities of the Issuer or its subsidiaries or divisions, a recapitalization, reorganization or liquidation involving the Issuer or its subsidiaries or divisions or other similar actions. The Reporting Persons reserve the right, either individually or in any combination among themselves or together with one or more of the other stockholders of the Issuer, to determine in the future to take or cause to be taken one or more of the foregoing actions. Any sale or disposition of shares by the Reporting Persons may be made by means of privately negotiated sales, registered offerings or other transactions or by seeking to cause the Issuer to effect one or more of the transactions set forth above. In addition, the Reporting Persons may determine to increase their interest in the Issuer through one or more transactions in the open market.

         Except as described in this Item 4 and in Item 6 which is incorporated herein by reference, the Reporting Persons do not have either plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the issuer or any of its subsidiaries or the disposition of securities of the Issuer or any of its subsidiaries; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer or any of its subsidiaries, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure (vii) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) any class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above. The Reporting Persons reserve the right, either individually or in any combination among themselves or together with one or more of the other stockholders of the Issuer, to determine in the future to take or cause to be taken one or more of the foregoing actions.

Control of the Board of Directors of the Issuer

         Pursuant to the Purchase Agreement and in accordance with the terms of an investors' agreement (the "Investors' Agreement"), dated as of July 20, 2000, between the Issuer and Blue Truck, certain persons (the "Blue Truck Nominees") nominated by Blue Truck have been appointed to a majority of the seats on the board of directors of the Issuer (the "Board of Directors" or the "Board"). As a result, a sufficient number of the Issuer's directors resigned and were replaced with the Blue Truck Nominees so that the Blue Truck Nominees now control and constitute a majority of the Board.

         From and after the date of the closing (the "Closing") of the transactions contemplated by the Purchase Agreement on July 20, 2000 (the "Closing Date"), the Board will maintain an independent committee (the "Independent Committee"), consisting of one of the directors nominated by the vote of the holders of a majority of the outstanding shares of the Series A Preferred Stock (the "Majority Holders") and all of the members of the Board of Directors who are not Blue Truck Nominees. The Majority Holders will be entitled to nominate the number of directors which the Original Holders (as defined herein) will be entitled to designate and the remaining members of the Board of Directors will be nominated by the Independent Committee. At each meeting of the Issuer's stockholders at which directors are elected, the director nominees proposed by the Issuer will include the nominees designated by the Majority Holders and the nominees of the Independent Committee. In addition, so long as Charter URS LLC ("Charterhouse") is entitled, pursuant to the terms of the Amended and Restated Investors' Agreement, dated as of April 14, 2000 and amended as of May 26, 2000 (as so amended, the "Charterhouse Investors' Agreement"), to nominate members of the

Board of Directors then (i) the nominees of Charterhouse will be included among the nominees of the Independent Committee and (ii) the Board will consist of eleven members.

         In accordance with the terms of the Investors' Agreement and the certificate of powers, designations, preferences and rights of the Series A Preferred Stock (the "Certificate of Designations") filed by the Issuer with the Secretary of State of the State of Delaware, Blue Truck is entitled to designate certain members of the Board of Directors as follows:

          (a) For so long as Blue Truck or certain of its affiliates (the "Original Holders") continue to own at least 50% of the Series A Preferred Stock acquired by Blue Truck pursuant to the Purchase Agreement (and adjusted for any shares of the Issuer's capital stock purchased directly from the Issuer by Blue Truck following the Closing (collectively, the "Original Holders Shares")), the Majority Holders are entitled to designate a majority of the members of the Board of Directors.

          (b) If the Original Holders ever own less than 50% of the Original Holders Shares but at least 25% of the Original Holders Shares, and regardless of whether the Original Holders subsequently regain ownership of 50% or more of such shares, the Majority Holders will thereafter be entitled to designate three members of the Board of Directors.

          (c) If the Original Holders ever own less than 25% of the Original Holders Shares but at least 10% of the Original Holders Shares, and regardless of whether the Original Holders subsequently regain ownership of 25% or more of such shares, the Majority Holders will thereafter be entitled to designate one member of the Board of Directors.

          (d) If the Original Holders ever own less than 10% of the Original Holders Shares, and regardless of whether the Original Holders subsequently regain ownership of 10% or more of such shares, the Original Holders will thereafter not be entitled to designate any members of the Board of Directors.

The foregoing provisions relating to election of directors are summarized in the following table:



                                                    Number of Directors to
     Percentage of Series A Preferred Stock          be designated by the
     Owned by the Original Holders                     Majority Holders
     -----------------------------------------        -----------------

     50% or more                                    A majority of the Board
     At least 25% but less than 50%                          Three
     At least 10% but less than 25%                           One
     Less than 10%                                           None


         As a result, as long as the Original Holders continue to own at least 50% of the Original Holders Shares and a majority of the shares of the Series A Preferred Stock, Blue Truck will continue to retain control of the Board and decide the outcome of most matters to be determined by the Board of Directors.

Control of the Vote on Matters Submitted to Stockholders

         Except with respect to certain elections of directors (as described below), holders of Series A Preferred Stock will be entitled to vote on all matters presented to a vote of the stockholders of the Issuer, voting together with holders of the Common Stock as a single class (other than matters required to be submitted to a class or series vote pursuant to the General Corporation Law of the State of Delaware or the Issuer's Certificate of Incorporation or By-laws).

         At any time that (i) the Majority Holders are not entitled to designate at least three members of the Board of Directors, or (ii) any person solicits proxies or consents in support of or seeking the election of any director who has not been nominated by the Board of Directors, then the holders of Series A Preferred Stock will be entitled to vote in the election of the directors of the Issuer (so long as, in the case of clause (ii) above, such vote is in favor of the Board's nominees).

         The holder of each share of Series A Preferred Stock is entitled to the number of votes equal to the number of full shares of Common Stock into which such share of Series A Preferred Stock could be converted on the record date for such vote. Fractional votes will not, however, be permitted and any fractional votes resulting from the foregoing formula (after aggregating all shares of Common Stock into which shares of Series A Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number. Pursuant to the Purchase Agreement, Blue Truck has acquired approximately 613,073.27 shares of Series A Preferred Stock, which, as of the date hereof, constitute beneficial ownership of approximately 74.55% of the Issuer's Common Stock. As a result, immediately after the Closing, Blue Truck will be able to control the vote on all matters submitted to the stockholders of the Issuer other than certain elections of directors as described above.

Terms and Other Rights of the Series A Preferred Stock

         Rank

         The Series A Preferred Stock rank senior to all other existing and future classes and series of capital stock of the Issuer as to dividends, distributions or redemptions, or as to distribution of assets and rights upon and following a Liquidation Event (as defined below).

         Dividend Rights

         Prior to the eighth anniversary of the Closing, holders of the outstanding Series A Preferred Stock are entitled to receive cumulative dividends on the Series A Preferred Stock each quarter at the rate per annum of
(i) 5.5% until July 20, 2006, and (ii) 5.0% thereafter, of the Series A Preferred Base Liquidation Amount (as defined below) per share of Series A Preferred Stock. The dividends are payable in cash at the end of each quarter or, at the election of the Issuer, will cumulate to the extent unpaid. In the event the Issuer does not make a scheduled dividend payment (an "arrearage"), dividends also accrue on such arrearage at the same rate. Once an arrearage occurs, the Issuer may no longer pay such dividend in cash, other than in connection with a Liquidation Event. In addition, holders of the Series A Preferred Stock are entitled to participate in all dividends payable to holders of the Common Stock.

         No dividends (other than with respect to arrearages and accruals thereon) will accrue on the Series A Preferred Stock for the period on and after
(i) July 20, 2008 or (ii) the dividend payment date next following the date on or after July 20, 2005 upon which the average of the closing prices of the Common Stock exceeds, for a period of 30 consecutive trading days, 313% of the Conversion Price (as defined below).

         Liquidation Rights

         Upon any liquidation, dissolution or winding up of the Issuer, whether voluntary or involuntary (a "Liquidation Event"), each holder of outstanding shares of Series A Preferred Stock will be entitled to be paid out of the assets of the Issuer available for distribution to stockholders, before any amount shall be paid or distributed to the holders of any other capital stock of the Issuer, an amount per share of Series A Preferred Stock (the "Series A Preferred Liquidation Preference Amount") in cash equal to the sum of (i) $40.778, subject to certain adjustments (the "Series A Preferred Based Liquidation Amount"), plus
(ii) the amount of any and all unpaid dividends on such shares of Series A Preferred Stock. The Majority Holders may elect to treat certain mergers or consolidations involving the Issuer, sales of securities or substantially all of the assets of the Issuer or capital reorganizations of the Issuer (any of the foregoing, an "Organic Change") as a Liquidation Event.

         In the event that the amounts payable with respect to the Series A Preferred Stock upon any Liquidation Event are not paid in full, the holders of the Series A Preferred Stock will share ratably in any distribution of assets in proportion to the amounts that would be payable to such holders if such assets were sufficient to permit payment in full. In the event that the Series A Preferred Liquidation Preference Amount is paid in full, the holders of the Series A Preferred Stock will thereafter share ratably with the holders of the Common Stock in the value received for the remaining assets and properties of the Issuer, if any, with distributions and payments, as the case may be, to be made to the holders of Series A Preferred Stock as if each share of Series A Preferred Stock had been converted into shares of Common Stock immediately prior to such Liquidation Event.


         Conversion

         Any holder of the Series A Preferred Stock may elect, at any time, to convert all or any portion of such holder's Series A Preferred Stock into a number of shares of Common Stock equal to the sum of (i) the quotient obtained by dividing (x) the Series A Preferred Based Liquidation Amount by (y) $4.0778, subject to certain adjustments (the "Conversion Price") plus (ii) the quotient obtained by dividing (x) the amount, if any, by which the Series A Preferred Liquidation Preference Amount that has accrued at any time prior to July 20, 2005 exceeds the Series A Preferred Base Liquidation Amount by (y) the product of the Conversion Price and 0.85.

         The Conversion Price is subject to adjustment from time to time in the event that certain specified actions are taken by the Issuer as described in the Certificate of Designations, including stock splits, declarations of dividends, reclassification of the Common Stock, issuance of Common Stock for less than current market price or consummation of an Organic Change of the Issuer.

         In addition, all outstanding shares of Series A Preferred Stock will automatically convert into shares of Common Stock immediately prior to the occurrence of an Organic Change; provided, that the Majority Holders may elect, in lieu of such conversion, to receive the Series A Preferred Liquidation Preference Amount for their shares of Series A Preferred Stock.

         No fractional shares of Common Stock will be issued upon any conversion of the Series A Preferred Stock. In lieu of any fractional shares to which a holder would otherwise be entitled, the Issuer will pay such holder an amount in cash equal to the value of such fractional interest.

         Restriction on Transfer of Series A Preferred Stock

         Pursuant to the terms of the Investors' Agreement, the Original Holders may not transfer any shares of Series A Preferred Stock to any person, other than certain affiliates of Blue Truck (the "Permitted

Transferees"), unless the Independent Committee approves such transfer and the proposed transferee (including Permitted Transferees) agrees to be bound by the provisions of the Investors' Agreement; provided, that the Original Holders may transfer all or any part of their shares of Series A Preferred Stock at any time when the average of the last reported sale prices per share of the Common Stock for the 30 immediately preceding consecutive trading days is less than the quotient obtained by dividing the Series A Preferred Base Liquidation Amount by ten.

         Right to Redeem

         Pursuant to the terms of the Investors' Agreement, except in the event of a transfer to an affiliate, prior to any transfer of shares of Series A Preferred Stock by an Original Holder as permitted by the Investors' Agreement, the Original Holders are required to offer the Issuer the right to purchase the shares to be transferred on the same terms as apply to such transfer, except that the price for such shares to the Issuer shall be the Series A Preferred Liquidation Preference Amount.

         Restriction on Transfer of Converted Shares

         Pursuant to the terms of the Investors' Agreement, the Original Holders may not transfer any shares of Common Stock received by such holders upon conversion of the Series A Preferred Stock (the "Converted Shares") without the prior approval of the Independent Committee, except as follows: (a) the Original Holders may transfer Converted Shares to Permitted Transferees who agree in writing to be bound by the provisions of the Investors' Agreement; (b) the Original Holders may sell Converted Shares on any national securities exchange or on any other market in which such shares are eligible for trading; (c) the Original Holders may sell Converted Shares in a private transaction to any person who, immediately following such transaction, would not own more than 15% of the then outstanding Common Stock (on a fully diluted basis); and (d) the Original Holders may sell Converted Shares in a private transaction or in any merger, consolidation or similar business combination in which all stockholders of the Issuer are offered the right to participate on identical terms in proportion to their ownership interests (a transaction would qualify under this clause (d) even if any or all stockholders are required to retain up to 15% of the shares of capital stock of the Issuer in such transaction, or otherwise, if it is approved by the Independent Committee).

         Preemptive Rights

         Pursuant to the terms of the Investors' Agreement, the Issuer may not issue any Common Stock or other capital stock of the Issuer (subject to certain exceptions with respect to certain stock option plans, acquisitions, registered offerings and other events), unless the Issuer offers in writing to the Original Holders the right to purchase, at the same price and on the same terms, a portion of the offered shares equal to the product of (a) the total number of offered shares, multiplied by (b) a fraction, the numerator of which is the number of shares of capital stock owned by the Original Holders and the denominator of which is the total number of outstanding shares (on a fully diluted, as converted basis).

         Registration Rights

         The Issuer, Blue Truck and CFE have entered into a Registration Rights Agreement, dated as of July 20, 2000 (the "Registration Rights Agreement"), pursuant to which (x) Blue Truck or any holders that in the aggregate own at least 25% of (i) the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, (ii) the shares of Common Stock acquired by Blue Truck and CFE after the Closing, and (iii) the shares of Common Stock issued to Blue Truck and CFE as a dividend or distribution (the "Registrable Securities") or
(y) CFE, is entitled to demand that the Issuer, at any time (on up to four occasions, no more than three of which demands may be made by Blue Truck and no more than one of which demands may be made by CFE), file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the sale of Registrable Securities by such holders. In addition, all holders of Registrable Securities are entitled to require the Issuer to include Registrable Securities in certain other registration statements filed by the Issuer covering the public sale of its Common Stock.

         The Registration Rights Agreement contains other customary provisions, including indemnification provisions with respect to liabilities resulting from materially false and misleading statements in or omissions from such registration statements.

Antitakeover Effect

         The terms of the Series A Preferred Stock and the rights of Blue Truck in connection therewith together with the significant ownership interests of Blue Truck could effectively deter a third party from making an offer to acquire the Issuer, which might involve a premium over the current stock price or other benefits for stockholders, or otherwise prevent changes in the control or management of the Issuer. There are no restrictions, in the form of a standstill agreement or otherwise, on the ability of Blue Truck, KPS, CFE or their respective affiliates to purchase additional securities of the Issuer and thereby to further consolidate their respective ownership interests in the Issuer. In light of the Board of Directors' approval of the Blue Truck Investment and the CFE Investment, Section 203 of the General Corporation Law of the State of Delaware will not apply in the event that Blue Truck or CFE seek to effect a future business combination with the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Blue Truck is the record and beneficial owner of 613,073.27 shares of Series A Preferred Stock valued at $40.778 per share. Based on the conversion price of $4.0778 and assuming conversion of all such shares of Series A Preferred Stock, Blue Truck is the beneficial owner of 6,130,732.7 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act and, as of July 20, 2000, there being 8,224,029.7 shares of Common Stock issued and outstanding, represents approximately 74.55% of the issued and outstanding Common Stock of the Issuer.

                  KPS, as the controlling member of Blue Truck, may, pursuant to Rule 13d-3 promulgated under the Exchange Act and based on there being 8,224,029.7 shares of Common Stock issued and outstanding, be deemed to be the beneficial owner of 6,130,732.7 shares of Common Stock, representing approximately 74.55% of the issued and outstanding Common Stock of the Issuer.

         (b) Each of Blue Truck and KPS, as the controlling member of Blue Truck, have shared voting power and shared dispositive power of all of the 6,130,732.7 shares of Common Stock beneficially owned, as of the date hereof, by Blue Truck and which, pursuant to Rule 13d-3 of the Exchange Act, KPS may be deemed to beneficially own.

         To the knowledge of Blue Truck and KPS, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been convicted in any criminal proceeding excluding traffic violations or similar misdemeanors.

         To the knowledge of Blue Truck and KPS, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (c) Neither Blue Truck, KPS nor, to the knowledge of Blue Truck and KPS, any of the persons identified on Schedule A to this Statement has effected any transactions in the Issuer's Common Stock during the past 60 days, except as set forth herein.

         (d) To the knowledge of Blue Truck and KPS, only Blue Truck and KPS have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of the Issuer reported herein as beneficially owned by Blue Truck and KPS.

         (e) Paragraph (e) of Item 5 is inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to Item 4 of this Statement, which is incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 of this Statement and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         Pursuant to the terms of a letter, dated July 20, 2000 (the "Letter Agreement"), between CFE and Blue Truck, Blue Truck has agreed that in the event Blue Truck or any of its Permitted Transferees shall sell shares of Series A Preferred Stock or Common Stock receivable upon conversion of the Series A Preferred Stock (other than sales pursuant to Rule 144 of the Securities Act or sales to Permitted Transferees), then CFE will have the right to participate in such a sale on a pro rata basis with Blue Truck.

         Blue Truck and KPS have entered into an assignment agreement, dated as of July 20, 2000, pursuant to which Blue Truck has assigned to KPS Blue Truck's rights to elect and designate directors to the Board of Directors pursuant to the Investors' Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


Exhibit 1 Stock Purchase Agreement, dated as of April 14, 2000, by and among the Issuer and Blue Truck, which is incorporated herein by reference to Appendix A to the Issuer's Definitive Proxy Statement, dated June 13, 2000.

Exhibit 2 Amendment No. 1 to Stock Purchase Agreement, dated as of May 26, 2000, by and among the Issuer and Blue Truck, which is incorporated herein by reference to Appendix F to the Issuer's Definitive Proxy Statement, dated June 13, 2000.

Exhibit 3 Certificate of Powers, Designations, Preferences and Rights of the Series A Participating Convertible Preferred Stock, par value $0.001 per share of the Issuer.

Exhibit 4 Certificate of Correction of Certificate of Powers, Designations, Preferences and Rights of the Series A Participating Convertible Preferred Stock, par value $0.001 per share, of the Issuer.

Exhibit 5 Investors' Agreement, dated as of July 20, 2000, between the Issuer and Blue Truck.

Exhibit 6 Registration Rights Agreement, dated as of July 20, 2000, between the Issuer, Blue Truck and CFE.

Exhibit 7 Side Letter, dated as of July 20, 2000, between Blue Truck and CFE re: Tag Along Rights.

Exhibit 8 Assignment Agreement, dated as of July 20, 2000, by and among Blue Truck and KPS.

                                    SIGNATURE


         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2000


                                        BLUE TRUCK ACQUISITION, LLC


                                        By:  /s/ Michael Psaros
                                             ----------------------------------
                                             Michael Psaros
                                             President



                                        KPS SPECIAL SITUATIONS FUND, L.P.


                                        By:  KPS Investors, LLC
                                             its general partner



                                        By:  /s/ Michael Psaros
                                             ----------------------------------
                                             Michael Psaros
                                             Member

                                   SCHEDULE A
                                   ----------


                     INFORMATION WITH RESPECT TO MEMBERS AND
                EXECUTIVE OFFICERS OF BLUE TRUCK ACQUISITION, LLC
                -------------------------------------------------


         The following information sets forth the name, business address and present principal occupation of each of the members and executive officers of Blue Truck. Except as indicated below, the business address of each director and executive officer of Blue Truck is c/o KPS Special Situations Fund, L.P., 200 Park Avenue, 58th Floor, New York, New York 10166. Each of the executive officers of Blue Truck is a citizen of the United States.



                                         BUSINESS ADDRESS AND PRESENT
     NAME                                     PRINCIPAL OCCUPATION
     ---------                -------------------------------------------------
Members of
Blue Truck
----------

KPS Special                   A private equity fund.
Situations Fund, L.P.

KPS Supplemental              A private equity fund.
Fund, L.P.

Executive Officers
of Blue Truck
-------------

Michael Psaros                Principal of KPS Special Situations Fund, L.P., a
(President)                   private equity fund.

Stephen Presser               General Counsel of KPS Special Situations Fund,
(Vice President)              L.P., a private equity fund.

Eugene Keilin                 Principal of KPS Special Situations Fund, L.P., a
(Vice President)              private equity fund.

David Shapiro                 Principal of KPS Special Situations Fund, L.P., a
(Treasurer)                   private equity fund.

Raquel Palmer                 Associate of KPS Special Situations Fund, L.P., a
(Secretary)                   private equity fund.

Chris Lenzi                   Associate of KPS Special Situations Fund, L.P., a
(Assistant Secretary)         private equity fund.

                       INFORMATION WITH RESPECT TO MEMBERS
                       AND MANAGERS OF KPS INVESTORS, LLC
                       ----------------------------------


         The following information sets forth the name, business address and present principal occupation of each of the members and managers of the General Partner. Except as indicated below, the business address of each director and executive officer of the General Partner is c/o KPS Special Situations Fund, L.P., 200 Park Avenue, 58th Floor, New York, New York 10166. Each of the members and managers of the General Partner is a citizen of the United States.

         Pursuant to Rule 13d-3 promulgated pursuant the Exchange Act, KPS Investors, LLC, as the General Partner of KPS, and Messrs. Psaros, Keilin and Shapiro may be deemed to be control persons of the Reporting Persons and may be deemed to have voting and/or investment power over the shares of Series A Preferred Stock held by the Reporting Persons. The General Partner and each of Messrs. Psaros, Keilin and Shapiro disclaim such control and power and the beneficial ownership of any securities of the Issuer.



                                         BUSINESS ADDRESS AND PRESENT
     NAME                                     PRINCIPAL OCCUPATION
     ---------                -------------------------------------------------

Members of the
General Partner
---------------

Michael Psaros                Principal of KPS Special Situations Fund, L.P., a
                              private equity fund.

Stephen Presser               General Counsel of KPS Special Situations Fund,
                              L.P., a private equity fund.

Eugene Keilin                 Principal of KPS Special Situations Fund, L.P., a
                              private equity fund.

David Shapiro                 Principal of KPS Special Situations Fund, L.P., a
                              private equity fund.

Raquel Palmer                 Associate of KPS Special Situations Fund, L.P., a
                              private equity fund.

Brian Riley                   Associate of KPS Special Situations Fund, L.P., a
                              private equity fund.

Managers of the
General Partner
---------------

Michael Psaros                Principal of KPS Special Situations Fund, L.P., a
                              private equity fund.

Eugene Keilin                 Principal of KPS Special Situations Fund, L.P., a
                              private equity fund.

David Shapiro                 Principal of KPS Special Situations Fund, L.P., a
                              private equity fund.

                                  EXHIBIT INDEX
                                  -------------


   Exhibit
     No.            Description
     ---            -----------

     1 Stock Purchase Agreement, dated as of April 14, 2000, by and among the Issuer and Blue Truck, which is incorporated herein by reference to Appendix A to the Issuer's Definitive Proxy Statement, dated June 13, 2000.

     2 Amendment No. 1 to Stock Purchase Agreement, dated as of May 26, 2000, by and among the Issuer and Blue Truck, which is incorporated herein by reference to Appendix F to the Issuer's Definitive Proxy Statement, dated June 13, 2000.

     3 Certificate of Powers, Designations, Preferences and Rights of the Series A Participating Convertible Preferred Stock, par value $0.001 per share of the Issuer.

     4 Certificate of Correction of Certificate of Powers, Designations, Preferences and Rights of the Series A Participating Convertible Preferred Stock, par value $0.001 per share of the Issuer.

     5 Investors' Agreement, dated as of July 20, 2000, between the Issuer and Blue Truck.

     6 Registration Rights Agreement, dated as of July 20, 2000, between the Issuer, Blue Truck and CFE.

     7 Side Letter, dated as of July 20, 2000, between Blue Truck and CFE re: Tag Along Rights.

     8 Assignment Agreement, dated as of July 20, 2000, by and among Blue Truck and KPS.